Exhibit 99.1

MOGU Strengthens Board of Directors with Appointment of New Director

HANGZHOU, China, September 20, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced the appointment of Mr. Shengwen Rong as a director on the Board of Directors (“the Board”), effective September 20, 2019. Mr. Shengwen Rong will join the Audit Committee of the Board, which will now consist of Mr. Qi Chen, Ms. Wendy Hayes, Mr. Andrew Hong Teoh, and Mr. Rong.

Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently serves as an independent director of Qudian Inc. (NYSE: QD) and X Financial (NYSE: XYF). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, master’s degree in accounting from West Virginia University in 1996, and MBA degree from University of Chicago Booth School of Business in 2000. Mr Rong is a Certified Public Accountant in the United States.

“I am delighted to welcome Shengwen to the Board,” commented Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU. “Shengwen is a proven business leader with a strong track record, particularly in the live video broadcast and technology sectors. His leadership and extensive experience will strengthen the Board and help MOGU fulfil its mission of making fashion accessible to everyone. I look forward to working with him closely as we enter the next exciting phase of our growth story.”

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com